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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. ______________________)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[X]
Securities Act Rule 802 (Exchange Offer)	[ ]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [X]

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

OJSC "Volga TGC"
(Name of Subject Company)

Open Joint Stock Company «Volga territorial generating company»
(Translation of Subject Company's Name into English (if applicable))

Russian Federation
(Jurisdiction of Subject Company's Incorporation or Organization)

OJSC "Volga TGC"
(Name of Person(s) Furnishing Form)

Ordinary Shares
(Title of Class of Subject Securities)

Not applicable
(CUSIP Number of Class of Securities (if applicable))

Yuryi V. Stitsyuk
15 Mayakovskogo str., Samara, Russian Federation, 443100
+7(846) 279-63-20, 279-61-16, 279-62-20.
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

February 02, 2008
(Date Tender Offer/Rights Offering Commenced)

*** An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Any member of the public may direct to the Commission any comments concerning the accuracy of this burden estimate and any suggestions for reducing this burden. This collection of information has been reviewed by OMB in accordance with the clearance requirements of 44 U.S.C. 3507.**

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 2560 (07-05)

GENERAL INSTRUCTIONS

I. *Eligibility Requirements for Use of Form CB*

A. Use this Form to furnish information pursuant to Rules 13e-4(h)(8), 14d-1(c) and 14e-2(d) under the Securities Exchange Act of 1934 ("Exchange Act"), and Rules 801 and 802 under the Securities Act of 1933 ("Securities Act").

Instructions

1. For the purposes of this Form, the term "subject company" means the issuer of the securities in a rights offering and the company whose securities are sought in a tender offer.

2. For the purposes of this Form, the term "tender offer" includes both cash and securities tender offers.

B. The information and documents furnished on this Form are not deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

II. *Instructions for Submitting Form*

A. (1) If the party filing or submitting the Form CB has reporting obligations under Exchange Act Section 13 or 15(d), Regulation S-T Rule 101(a)(1)(vi) (17 CFR 232.101(a)(1)(vi)) requires the submission of the Form CB in electronic format via the Commission's Electronic Data Gathering and Retrieval System (EDGAR) in accordance with the EDGAR rules set forth in Regulation S-T (17 CFR Part 232). For assistance with technical questions about EDGAR or to request an access code, call the EDGAR Filer Support Office at (202) 942-8900. For assistance with the EDGAR rules, call the Office of EDGAR and Information Analysis at (202) 942-2940.

(2) If the party filing or submitting the Form CB is not an Exchange Act reporting company, Regulation S-T Rule 101(b)(8) (17 CFR 232.101(b)(8)) permits the submission of the Form CB either via EDGAR or in paper. When filing or submitting the Form CB in electronic format, either voluntarily or as a mandated EDGAR filer, a party must also file or submit on EDGAR all home jurisdiction documents required by Parts I and II of this Form, except as provided by the Note following paragraph (2) of Part II.

(3) A party may also file a Form CB in paper under a hardship exemption provided by Regulation S-T Rule 201 or 202 (17 CFR 232.201 or 232.202). When submitting a Form CB in paper under a hardship exemption, a party must provide the legend required by Regulation S-T Rule 201(a)(2) or 202(c) (17 CFR 232.201(a)(2) or 232.202(c)) on the cover page of the Form CB.

(4) If filing the Form CB in paper in accordance with Rule 101(b)(8) or a hardship exemption, you must furnish five copies of this Form and any amendment to the Form (see Part I, Item 1.(b)), including all exhibits and any other paper or document furnished as part of the Form, to the Commission at its principal office. You must bind, staple or otherwise compile each copy in one or more parts without stiff covers. You must make the binding on the side or stitching margin in a manner that leaves the reading matter legible.

B. When submitting the Form CB in electronic format, the persons specified in Part IV must provide signatures in accordance with Regulation S-T Rule 302 (17 CFR 232.302). When submitting the Form CB in paper, the persons specified in Part IV must sign the original and at least one copy of the Form and any amendments. You must conform any unsigned copies. The specified persons may provide typed or facsimile signatures in accordance with Securities Act Rule 402(e) (17 CFR 230.402(e)) or Exchange Act Rule 12b-11(d) (17 CFR 240.12b-11(d)) as long as the filer retains copies of signatures manually signed by each of the specified persons for five years.

C. You must furnish this Form to the Commission no later than the next business day after the disclosure documents submitted with this Form are published or otherwise disseminated in the subject company's home jurisdiction.

D. If filing in paper, in addition to any internal numbering you may include, sequentially number the signed original of the Form and any amendments by handwritten, typed, printed or other legible form of notation from the first page of the document through the last page of the document and any exhibits or attachments. Further, you must set forth the total number of pages contained in a numbered original on the first page of the document.

III. *Special Instructions for Complying with Form CB*

Under Sections 3(b), 7, 8, 10, 19 and 28 of the Securities Act of 1933, and Sections 12, 13, 14, 23 and 36 of the Exchange Act of 1934 and the rules and regulations adopted under those Sections, the Commission is authorized to solicit the information required to be supplied by this form by certain entities conducting a tender offer, rights offer or business combination for the securities of certain issuers.

Disclosure of the information specified in this form is mandatory. We will use the information for the primary purposes of assuring that the offeror is entitled to use the Form and that investors have information about the transaction to enable them to make informed investment decisions. We will make this Form a matter of public record. Therefore, any information given will be available for inspection by any member of the public.

Because of the public nature of the information, the Commission can use it for a variety of purposes. These purposes include referral to other governmental authorities or securities self-regulatory organizations for investigatory purposes or in connection with litigation involving the Federal securities laws or other civil, criminal or regulatory statutes or provisions.

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) You must attach to this Form the entire disclosure document or documents, including any amendments thereto, in English, that you have delivered to holders of securities or published in the subject company's home jurisdiction that are required to be disseminated to U.S. security holders or published in the United States. The Form need not include any documents incorporated by reference into those disclosure document(s) and not published or distributed to holders of securities.

(b) Furnish any amendment to a furnished document or documents to the Commission under cover of this Form. Indicate on the cover page the number of the amendment.

Item 2. Informational Legends

You may need to include legends on the outside cover page of any offering document(s) used in the transaction. *See* Rules 801(b) and 802(b).

Note to Item 2. If you deliver the home jurisdiction document(s) through an electronic medium, the required legends must be presented in a manner reasonably calculated to draw attention to them.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

The exhibits specified below must be furnished as part of the Form, but need not be sent to security holders unless sent to security holders in the home jurisdiction. Letter or number all exhibits for convenient reference.

(1) Furnish to the Commission either an English translation or English summary of any reports or information that, in accordance with the requirements of the home jurisdiction, must be made publicly available in connection with the transaction but need not be disseminated to security holders. Any English summary submitted must meet the requirements of Regulation S-T Rule 306(a) (17 CFR 232.306(a)) if submitted electronically or of Securities Act Rule 403(c)(3) (17 CFR 230.403(c)(3)) or Exchange Act Rule 12b-12(d)(3) (17 CFR 240.12b-12(d)(3)) if submitted in paper.

(2) Furnish copies of any documents incorporated by reference into the home jurisdiction document(s).

Note to paragraphs (1) and (2) of Part II: In accordance with Regulation S-T Rule 311(f) (17 CFR 232.311(f)), a party may submit a paper copy under cover of Form SE (17 CFR 239.64, 249.444, 259.603, 269.8, and 274.403) of an unabridged foreign language document when submitting an English summary in electronic format under paragraph (1) of this Part or when furnishing a foreign language document that has been incorporated by reference under paragraph (2) of this Part.

(3) If any of the persons specified in Part IV has signed the Form CB under a power of attorney, a party submitting the Form CB in electronic format must include a copy of the power of attorney signed in accordance with Regulation S-T

Rule 302 (17 CFR 232.302). A party submitting the Form CB in paper must also include a copy of the signed power of attorney.

PART III - CONSENT TO SERVICE OF PROCESS

(1) When this Form is furnished to the Commission, the person furnishing this Form (if a non-U.S. person) must also file with the Commission a written irrevocable consent and power of attorney on Form F-X.

(2) Promptly communicate any change in the name or address of an agent for service to the Commission by amendment of the Form F-X.

PART IV - SIGNATURES

(1) Each person (or its authorized representative) on whose behalf the Form is submitted must sign the Form. If a person's authorized representative signs, and the authorized representative is someone other than an executive officer or general partner, provide evidence of the representative's authority with the Form.

(2) Type or print the name and any title of each person who signs the Form beneath his or her signature.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ОАО
"Волжская
ТГК"

(Signature)

Sidorov Igor Vladimirovich,
Director for legal affairs, corporate management and property department, acting in accordance with Power of Attorney # 396 dated December 13, 2007.
(Name and Title)

February 27, 2008
(Date)

This rights offering is made for the securities of a foreign company. The offer is subject to the disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue the foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

****

Notice on Exercise of Pre-Emptive Right To Acquire Additional Shares of Open Joint Stock Company "Volga territorial generating company"

Open Joint-Stock Company "Volga territorial generating company" (hereinafter – the "Issuer", the "Company", "OJSC TGC-7"), located at: Mayakovskogo Street 15, Samara, Russian Federation 443100, is pleased to announce that on January 24, 2008 its additional issue and prospectus for ordinary registered book-entry shares (hereinafter the "Shares") offered in an open subscription was registered by the Federal Service for Financial Markets (FSFR of Russia).

The state registration number of the additional share issue is 1-01-55113-E-008D, the number of Shares: 3,859,000,000 (three billion eight hundred fifty nine million) with par value of each Share: RUB 1.0.

Pursuant to Arts. 40 and 41 of Federal Law No. 208-FZ on Joint Stock Companies dated December 26, 1995, all Issuer's shareholders have a pre-emptive right to acquire Shares offered in an open subscription in the amount proportional to the number of ordinary Issuer's shares held by them.

The list of persons with the pre-emptive right to acquire the Company Shares has been compiled on the basis of the Company's shareholder register as of the record date for the annual general shareholders' meeting that made a decision to increase the Issuer's charter capital (November 9, 2007).

1. Procedure for Determining Share Offering Price

The Share offering price is determined by the Issuer's Board of Directors upon the expiration of the pre-emptive rights exercise period.

The offering price of the Shares distributed to persons included in the list of persons with the pre-emptive right to acquire the Shares offered is determined by the Issuer's Board of Directors upon the expiration of the pre-emptive right exercise period.

The Issuer shall publish a notice on the Shares offering price (including the price of Shares distributed to persons with the pre-emptive rights) through the newswire (AK&M or Interfax) or place the same on its Internet website http://www.votgk.com not later than the offering commencement date.

2. Procedure for Determining the Number of Shares to be Acquired by Each Person with the Pre-Emptive Right

The maximum number of Shares that may be purchased by any person exercising its pre-emptive right is proportional to the number of ordinary Company shares that such person holds as of November 9, 2007 (record date for the annual shareholders meeting that made a decision to increase the Issuer's charter capital through additional share issue) and shall be determined using the following formula:

K = A * (3,859,000,000/26,116,076,165), where

K – the maximum number of additional Shares that may be purchased by any person exercising its pre-emptive right;

A – the number of ordinary registered Company shares held by a person with the pre-emptive right to acquire the Shares, as of November 9, 2007 (record date for the annual shareholders meeting that made a decision to increase the Issuer's charter capital through additional share issue);

3,859,000,000 – the number of Shares offered;

26,116,076,165 – the number of outstanding ordinary registered Company shares as of November 9, 2007 (record date for the annual shareholders meeting that made a decision to increase the Issuer's charter capital through additional share issue).

3. Pre-emptive Rights Exercise Period

Following state registration of the additional Share issue but not later than 20 (twenty) days prior to the Share Offering Commencement Date the Issuer shall publish this notice of exercise of pre-emptive right to acquire shares (the "Notice") in the AK&M or Interfax newswire, in *Rossiyskaya Gazeta* newspaper, as well as place the Notice on its Internet website http://www.votgk.com.

Should the Issuer fail to publish the Notice or place it on its Internet website or forward (or deliver) the same within one calendar day, the pre-emptive right exercise period in relation to the Shares offered shall start after the last of the abovementioned actions to notify the persons with pre-emptive right regarding possibility to exercise the same, has been completed.

A person with pre-emptive right to acquire the Shares must tender its Application within 20 (twenty) days of publication of this Notice in AK&M or Interfax newswire, in *Rossiyskaya Gazeta* newspaper, or placement thereof on the Internet website http://www.votgk.com (the "Pre-emptive Right Exercise Period"). Should the Issuer fail to publish the Notice or place it on its Internet website or forward (or deliver) the same within one calendar day, the Pre-emptive Right Exercise Period in relation to the Shares offered shall start after the last of the abovementioned actions to notify the persons with pre-emptive right regarding possibility to exercise the same, has been completed.

4. Procedure and the Terms of Pre-Emptive Rights Exercise

Shares shall be offered to persons with the pre-emptive right to acquire the Shares on the basis of a written application to purchase the same submitted by such person (hereinafter and heretofore the "Application").

The exercise of the pre-emptive right to acquire the Shares is effected through conclusion of civil contracts with the persons with pre-emptive right to acquire the Shares as set forth below.

Any person with pre-emptive right shall be entitled to exercise its right fully or partially by submitting its written Application to purchase the Shares to the Issuer.

The Application must contain the following details:

- the heading "Application to Purchase the Shares of Open Joint Stock Company "Volga territorial generating company" through Pre-Emptive Right Exercise";
- name in full (full company name) of the person or entity with the pre-emptive right to acquire the Shares;
- residential address (business address) of the person or entity with the pre-emptive right to acquire the Shares
- number of Shares to be purchased.

It is also advisable to include the following details in the Application:

- passport data (date, year and place of birth, series, number and date of passport issue, issuing authority) – for natural persons;

- details on the registration of a legal entity (including for Russian legal entities – details on the state registration/entrance into the Unified State Register of Legal Entities (date, registering body, number of the relevant certificate, main state registration number) – for legal entities;

- ways to communicate the results of the shareholder's Application processing, including postal address, contact telephone number and fax (if any);

- bank details to be used to refund any excessive moneys in cases provided for in the Resolution on the Additional Share Issue and Prospectus;

- personal account in the shareholders register, or details of the nominal holder should the shares be transferred to the personal account of the nominal holder (full firm name, main state registration number, name of the registering body, date of state registration (entrance in the Unified State Register of Legal Entities), number and date of the depositary agreement made by the depositary and the person exercising its pre-emptive right, details of the custody account in the depositary).

The Application must be signed by the person with the pre-emptive right to acquire the Shares (or an authorized representative with the original or notarized duly issued power of attorney or other document confirming the authority of the representative attached thereto) and, in case of legal entities, must contain the company seal (if any).

Persons exercising their pre-emptive rights to acquire the Shares shall be liable for the accuracy of the information contained in the Application and the conformity thereof to the details contained in the Company shareholder register

The Application must be received during the Pre-emptive Right Exercise Period.

The Application shall be delivered by hand to the Company's office by the person with the pre-emptive right to acquire the Shares or its authorized representative with the original or notarized duly issued power of attorney or other document confirming the authority of the representative attached thereto, or forwarded to the Issuer by mail.

Applications will be accepted every weekday from 08:00AM to 5:00PM (MSK) (12:00AM – 01:00PM – lunchtime) during the Pre-emptive Right Exercise Period at the following address: Mayakovskogo Street 15, Samara, 443100.

In the event that:

- the Application does not meet the requirements set forth in clause 8.5 of the Resolution on the Additional Share Issue and clause 9.3 of the Prospectus;

- the Application does not enable to identify the person on whose behalf the Application was submitted, as the person pre-emptive right;

- the Application is received by the Issuer upon the expiration of the Pre-Emptive Right Exercise Period;

- the Application signed by the representative of the person with pre-emptive right is not accompanied with the original or duly notarized copy of the power of attorney or another document confirming the powers of such representative;

The Company shall send the person having submitted the Application a notice stating the impossibility to exercise its pre-emptive right to acquire the shares on the terms set forth in the Application and indicating the reasons why such exercise is impossible, within three (3) days from the receipt of the Application.

Should the person wishing to exercise its pre-emptive right receive a notice that such exercise is impossible, such person shall be entitled prior to the expiration of the Pre-Emptive Right Exercise Period, submit another Application, having purged any deficiencies that rendered such exercise impossible.

5. Procedure and Terms of Payment for Shares Acquired through Pre-Emptive Rights Exercise

Persons exercising their pre-emptive right to acquire the Shares shall pay for the Shares acquired no later than five (5) business days from the date of disclosure by the Issuer of the information on the offering price in the order set forth in clause 11 of the Resolution on the Additional Share Issue and clause 2.9 of the Prospectus, at the price set forth for persons with pre-emptive right to acquire the Shares.

The payment shall be deemed to have been made when the Issuer's account indicated in clause 8.6 of the Resolution on the Additional Share Issue, and clause 2.6 of the Prospectus (*account details see below*) is credited with the moneys.

Shares shall be paid for in full. The obligation to pay for the Shares offered shall be deemed to have been performed from the moment of crediting the relevant Issuer's account indicated below, with the moneys.

Payments for the Shares by the residents of the Russian Federation shall be made in moneys by wire transfer in the currency of the Russian Federation, to the Issuer's settlement account as follows:

Account holder: Open Joint-Stock Company "Volga territorial generating company"

Full firm name of the financial institution: Closed Joint-Stock Company Commercial Bank Gazbank

Short firm name of the financial institution: ZAO AKB Gazbank

Location: 443100, Samara, Molodogvardeyskaya Street 224

Postal address: 443100, Samara, Galaktionovskaya Street 150

TIN of the financial institution: 6314006156

BIC: 043601863

Correspondent account of the financial institution: 30101810400000000863

Issuer's settlement account: 40702810600020001004

Payments for the Shares by non-residents with pre-emptive rights can be made in moneys by wire transfer in the currency of the Russian Federation to the Issuer's settlement account indicated above, or in another currency (US Dollars) in accordance with the laws of the Russian Federation to the Issuer's account as follows:

Account holder: Open Joint-Stock Company "Volga territorial generating company"

Full firm name of the financial institution: Closed Joint-Stock Company Commercial Bank Gazbank

Short firm name of the financial institution: ZAO AKB Gazbank.

Location: 443100, Samara, Molodogvardeyskaya Street 224

Postal address: 443100, Samara, Galaktionovskaya Street 150

TIN of the financial institution: 6314006156

BIC: 043601863

Correspondent account of the financial institution: 30101810400000000863

Issuer's settlement account: 40702840400000000237

Transit account: 40702840700001000237

Shares shall be credited to the personal accounts in the shareholders register (custody accounts in the depositary (Depositary's personal account (custody account) only after they have been paid for in full.

If the number of Shares acquired by the person exercising its pre-emptive right as indicated in the Application, is less than the number of Shares paid for within the time period indicated above, such person shall be deemed to have exercised its pre-emptive right in relation to the number of Shares set forth in the Application. The Application is granted in relation to the number of Shares indicated therein. Any excessive funds shall be returned by the Issuer in the order provided for in clause 8.5 of the Resolution on the Additional Share Issue and clause 9.3 of the Prospectus.

If the number of Shares acquired by the person exercising its pre-emptive right as indicated in the Application, is more than the number of Shares paid for within the time period indicated above, such person shall be deemed to have exercised its pre-emptive right in relation to the number of Shares that have been duly paid for.

If the number of Shares indicated in the Application exceeds the maximum number of Shares than can be acquired by the person exercising its pre-emptive right in proportion to the Issuer's shares held by it, while the number of Shares that have been paid for within the time period indicate above, is no less than the maximum number of shares such person exercising its pre-emptive right is entitled to acquire, such person shall be deemed to have exercised its pre-emptive right in relation to the maximum number of Shares that such person is entitled to acquire. Any excessive funds shall be returned by the Issuer in the order provided for in clause 8.5 of the Resolution on the Additional Share Issue and clause 9.3 of the Prospectus.

If the amount of moneys transferred to the Issuer as payment for the Shares acquired by the person exercising its pre-emptive right, exceeds the amount of moneys that is to be paid for the Shares acquired, any excessive funds shall be returned through wire transfer no later than five (5) business days after expiration of the payment period set forth above or submission of the demand to refund. The moneys shall be refunded to the account indicated in the Application and in the absence of such, to the account set forth in the demand for refund.

If the Application does not contain the account details for the refund, and the demand for refund is not received by the Issuer within three (3) business days after expiration of the payment period set forth above, the moneys shall be refunded to the account indicated in the Issuer's shareholders register.

After the Issuer's account indicated in clause 8.6 of the Resolution on the Additional Share Issue and clause 2.6 of the Prospectus (also indicated above) is credited with the moneys paid for the Shares by the person having exercised its pre-emptive right, the Issuer shall forward its registrar a transfer order with instruction to credit such person's personal account (or the account of the nominal holder managing the rights of such person to the Issuer's shares) with the Shares that have been paid for. The shares sale and purchase agreement with persons exercising their pre-emptive rights shall be deemed to have been concluded at the moment of sending such transfer order to the Issuer's registrar.

The Issuer shall summarize the results of the pre-emptive right exercise the following day after the expiration of the period set forth for the payment of shares acquired in the process of exercising such pre-emptive rights.

Within four (4) days after such summarization the Issuer shall disclose the results of the pre-emptive right exercise through the newswire of Interfax and AK&M and afterwards on its Internet websitehttp://www.votgk.com.

Resolution of the Additional Share Issue and Prospectus are available from the Company's Internet website http://www.votgk.com. Any interested persons can review the same and obtain copies thereof for the payment not exceeding copy costs within seven (7) days from the submission of the relevant demand, at the following addresses:

443100, Samara, Mayakovskogo Street 15;

107078, Russia, Moscow, Orlikov pereulok 3, building B (OAO CMD).

Company's shareholders can apply to the corporate governance department of OJSC Volga TGC with any issues related to the exercise of pre-emptive rights procedure.

Contact telephone number: (846) 279-63-20, 279-61-16, 279-62-20.

General Director

of Open Joint-Stock Company

"Volga territorial generating company" V.V. Nikonov.

Additional information for OJSC Volga TGC shareholders.

We draw your attention to the fact that pursuant to Art. 44.5 of Federal Law No. 208-FZ on Joint Stock Companies any person registered in the Company's shareholder register must inform the Company's registrar of any changes in such person's details in timely fashion.

If the details of any registered person change or its questionnaire is absent in the register, or the registrar does not have a set of required documents of a legal entity, such person must provide the required data on the change of its details and (or) any missing documents to OJSC Central Moscow Depositary (or any of the branch thereof) in the manner prescribed by applicable statutes and regulations.

Should any registered persons fail to provide details of any changes and/or any missing documents any relevant entries on the accounts of the buyers can be rendered impossible, and neither the Company nor its registrar (OJSC Central Moscow Depositary) shall bear any liability for any resulting losses.

END